Mail Stop 4561

 July 24, 2006

James L. Bailey
Co-Chief Executive Officer and Director
Excelsior LaSalle Property Fund, Inc.
225 High Ridge Road
Stamford, CT  06905

Re:	Excelsior LaSalle Property Fund, Inc.
	Amendment No. 2 to Form 10
	File No. 0-51948
      Filed July 14, 2006

Dear Mr. Bailey:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Tender Offer Procedures, page 84

Please revise to disclose that the board is still considering the procedures that will be used to affect the proposed tenders.

Please
also disclose that tendering stockholders will know the tender offer price at the time they tender the shares.

Consolidated Properties, page F-17

2. We note your response to prior comment 10 and that your waiver request was not granted. As such, please provide financial statements in an amended filing for Metropolitan Park North under Rule 3-14 of Regulation S-X.


     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct any questions regarding the accounting comments to Howard
Efron at (202) 551-3439, or Steven Jacobs, Accounting Branch
Chief,
at (202) 551-3403. Direct any other questions to the undersigned at
(202) 551-3852.

	Sincerely,



	Michael McTiernan
	Special Counsel

cc: 	Keith Pisani, Esq.  (via facsimile)

James L. Bailey
Excelsior LaSalle Property Fund, Inc.
July 24, 2006
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